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                                                                    Exhibit 23.2

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Enterasys Networks, Inc.

      We consent to the use of our report dated February 10, 2004, with respect to the consolidated balance sheets of Enterasys Networks, Inc. and subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity, and cash flows for the years ended January 3, 2004 and December 28, 2002, and the ten-months ended December 29, 2001, incorporated herein by reference in this Registration Statement on Form S-8.

      Our audit report refers to a change in the method of accounting for goodwill and other intangible assets. Our audit report also refers to a change in the method of accounting for derivative financial instruments and hedging activities.

/s/ KMPG LLP

Boston, Massachusetts
July 7, 2004